Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-218209

May 15, 2018

News Release

IQVIA Announces Launch of Secondary Public Offering and

Repurchase of Common Stock

DANBURY, Conn., & RESEARCH TRIANGLE PARK, N.C., May 15, 2018 – IQVIA Holdings Inc. (“IQVIA”) (NYSE: IQV) announced today the launch of an underwritten, secondary public offering of 10,000,000 shares of its common stock by certain of its existing stockholders, including affiliates of TPG Global, LLC, CPP Investment Board Private Holdings, Inc., investment funds associated with Bain Capital Investors, LLC, Leonard Green & Partners, L.P., and Dr. Dennis B. Gillings, CBE and certain of his affiliates (the “Selling Stockholders”), of which IQVIA intends to repurchase from the underwriter 2,500,000 shares (the “Repurchase”).

IQVIA is not offering any stock in this transaction and will not receive any proceeds from the sale of the shares by the Selling Stockholders in the offering. IQVIA’s per-share purchase price for the repurchased shares will be the same as the per-share purchase price payable by the underwriter to the Selling Stockholders. IQVIA expects to fund the Repurchase with cash on hand and borrowings from its revolving credit facility. The Repurchase is subject to completion of the offering and the satisfaction of other customary conditions.

Morgan Stanley is acting as the sole underwriter of the offering.

An automatic shelf registration statement (including a prospectus) relating to the offering of common stock was filed with the Securities and Exchange Commission (“SEC”) on May 24, 2017 and became effective upon filing. Before you invest, you should read the registration statement, prospectus, preliminary prospectus supplement and other documents IQVIA has made available with the SEC for information about IQVIA and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and accompanying prospectus supplement, when available, may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About IQVIA

IQVIA (NYSE:IQV) is a leading global provider of advanced analytics, technology solutions, and contract research services to the life sciences industry. Formed through the merger of IMS Health and Quintiles, IQVIA applies human data science — leveraging the analytic rigor and clarity of data science to the ever-expanding scope of human science — to enable companies to reimagine and develop new approaches to clinical development and commercialization, speed innovation, and accelerate improvements in healthcare outcomes. Powered by the IQVIA CORE™, IQVIA delivers unique and actionable insights at the intersection of large-scale analytics, transformative technology and extensive domain expertise, as well as execution capabilities. With more than 55,000 employees, IQVIA conducts operations in more than 100 countries.

IQVIA Holdings Inc.

Investor Relations:

Andrew Markwick, 973-257-7144

andrew.markwick@iqvia.com

or

Media Relations:

Tor Constantino, 484-567-6732

tor.constantino@iqvia.com